THE ALGER PORTFOLIOS
360 Park Avenue South
New York, New York  10010

April 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Portfolios (File Nos.: 811-5550, 33-21722)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Portfolios (the “Trust”), on or about April 25, 2017 we plan to file pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 54 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will be marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 53 (“PEA 53”) to the Registration Statement filed with the SEC on February 6, 2017 pursuant to Rule 485(a)(1) under the Securities Act to reflect the addition of Weatherbie Capital, LLC as a sub-adviser with respect to Alger SMid Cap Growth Portfolio (the “Portfolio”).

The Amendment will be filed in order to update the financial information included in the Registration Statement, file the consent of the Trust’s independent registered public accounting firm, reflect the Staff comments as noted above, and to make certain other non-material revisions.  The Amendment will include the Portfolio’s prospectus, incorporated into a combined Class I-2 prospectus with other series of the Trust (the “Prospectus”), a statement of additional information (“SAI”) for the Trust, and Part C, as did PEA 53.

Comments were provided by telephone to me and Christopher Ullman by Kim Browning of the Staff on March 23, 2017.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Prospectus and SAI are to those filed as part of PEA 53.  Capitalized terms used but not defined herein have the meanings assigned to them in PEA 53.

FILING

1.                                      Staff Comment:  The Staff requested that we update the disclosure to reflect comments we  recently received from the Staff with respect to other filings made pursuant to Rule 485(a).

Response:  The Amendment will incorporate all relevant changes to reflect Staff comments received recently.

PROSPECTUS

Fund Fees and Expenses (page 1)

2.                                      Staff Comment:   In the preamble to the Fund Fees and Expenses table, there should be a statement that the fees noted do not include fees related to insurance contracts, and that if it did the fees would be higher.  The Staff noted that the disclosure currently states:  “The table does not reflect fees, expenses, or charges that may be imposed by the separate accounts of life insurance companies or qualified pension or retirement plans.  If it did, the fees would be higher.”  The Staff requested that we align this language, as well as similar language in the section entitled “Performance,” with the language on the cover of the Prospectus so that shareholders would not be confused.

Response:  We note that the disclosure on the cover page of the Prospectus states that the Portfolio is:

A pooled funding vehicle for:

• qualified pension plans

• qualified retirement plans

• variable annuity contracts

• variable life insurance policies

In order to align the language on the cover of the Prospectus with the preamble to the fund fees and expenses, the preamble to the Fund Fees and Expenses table will be revised in the Amendment to read as follows:  “The table does not reflect fees, expenses, or charges that may be imposed by ~~the separate accounts of life insurance companies or~~ qualified pension or retirement plans or under variable annuity contracts or variable life insurance policies.”

In addition, the third sentence in the first paragraph in the section entitled “Performance” will be revised in the Amendment to read as follows:  “The performance numbers do not reflect fees, expenses, or charges that may be imposed by ~~the separate accounts of life insurance companies or~~ qualified pension or retirement plans or under variable annuity contracts or variable life insurance policies.  If they did, the performance numbers would be lower.”

3.                                      Staff Comment:   The Prospectus states that the Portfolio can leverage.  Please confirm supplementally that the costs of leveraging are reflected in the Portfolio’s fees and expenses.

Response:  We confirm that any costs related to leveraging are included in the Portfolio’s fee and expense table.

4.                                      Staff Comment:   Please revise the language in the footnote to the fee table (or address this issue in response to Item 10) to make clear that the fee waiver agreement allows for the recoupment of management fees limited to the lesser of the expense cap in effect at the time of the waiver AND the expense cap in effect at the time of the reimbursement.  Please confirm that the fee waiver agreement is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:  The footnote states that “Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the stated limitation at the time of the reimbursement.”  In order to clarify that the fee waiver agreement allows for the recoupment of management fees limited to the lesser of the expense cap in effect at the time of the waiver AND the expense cap in effect at the time of the reimbursement, the third sentence in the footnote to the fee table will be revised in the Amendment to read as follows:

Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the lower of the stated limitation at the time of the reimbursement or at the time of recoupment.

Example (page 1)

5.                                      Staff Comment:   The Staff requested that we confirm that the fee waiver is only reflected in the first year of any expenses presented in the example.

Response:  We confirm that the fee waiver is only reflected in the first year of any expenses presented in the example.

Principal Investment Strategy, Principal Risks (pages 2 and 3)

6.                                      Staff Comment:  Please confirm that all of the investment strategies and risks included in the section of the Prospectus that provides information in response to Item 4 of Form N-1A (“Item 4 Information”) are included in the section of the Prospectus that provides information in response to Item 9 of Form N-1A (“Item 9 Information”).  Confirm whether risks related to investing in “junk” bonds or frequent trading are principal risks of the Portfolio.

Response:  We note that PEA 53 related solely to the Portfolio, but the Amendment will relate to all series of the Trust.  The Item 4 Information is particular to each series’ summary prospectus, while the Item 9 Information is common to multiple series of the Trust.  We confirm that, with respect to the Portfolio and the other series of the Trust, all of the investment strategies and risks included in the Item 4 Information will be included in the Item 9 Information in the Amendment.  The Item 9 Information will be revised in the Amendment to indicate which of the investment strategies and risks included in the Item 9 Information are applicable to each series.  In addition, the Item 9 Information will be revised in the Amendment to delete any disclosure about an investment strategy that currently is not an investment strategy of any series of the Trust.

We confirm that risk related to investing in “junk” bonds is not a principal risk of the Portfolio.  With respect to the risk related to frequent trading, please see the response to Staff Comment No. 7 below.

Portfolio Turnover (page 2)

7.                                      Staff Comment:   Please include high portfolio turnover as a risk in the Item 4 Information if it is a principal risk of the Portfolio.

Response:  The Amendment will add portfolio turnover risk as a principal risk of the Portfolio as follows:

•      Portfolio Turnover Risk — the Portfolio may engage in active trading, which could produce higher transaction costs.

Principal Investment Strategy (page 2)

8.                                      Staff Comment: The Prospectus states that:  “Weatherbie Capital, LLC (“Weatherbie”), an affiliate of Fred Alger Management, Inc., invests in smaller cap U.S. growth companies that have enduring earnings, reasonable valuations and a distinct competitive advantage.”  Please explain how this is determined, and what it means.

Response:  The referenced sentence will be revised in the Amendment to read as follows:  “Weatherbie Capital, LLC (“Weatherbie”), an affiliate of Fred Alger Management, Inc., invests in smaller cap U.S. growth companies that Weatherbie believes have enduring earnings, reasonable valuations and a distinct competitive advantage.”  The terms “enduring earnings, reasonable valuations and a distinct competitive advantage” simply reflect Weatherbie’s subjective weightings of commonly understood financial terms.

9.                                      Staff Comment:  The Prospectus states that “Under normal circumstances, the Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of smallcap and midcap companies.”  Please state whether this includes foreign securities.  The Staff also requested that if this includes investment in emerging markets securities, the Prospectus say so, and include the risks of investing in emerging markets securities, or, alternatively, that we confirm supplementally that investing in emerging markets securities is not a principal investment strategy of the Fund.

Response:  The Portfolio’s investments in equity securities include investments in foreign securities—we note that the last sentence in the section entitled “Principal Investment Strategy” states that “The Portfolio can invest in foreign securities.”  We confirm that the Portfolio does not consider investment in emerging markets securities to be a principal investment strategy.  As of February 28, 2017, the Portfolio had 7% of its gross exposure in non-U.S. securities, none of which were emerging markets securities.

10.                               Staff Comment: The Prospectus states that “Under normal circumstances, the Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of smallcap and midcap companies.”  Please define what equity securities are.  The definition can be included in the Item 9 Information.

Response:  The first sentence in the section entitled “Additional Information About the Portfolio’s Investment Strategies and Investments—Principal Investment Strategies and Related Risks” in the Item 9 Information will be revised in the Amendment to read as follows:  following disclosure will be added to the end of the third paragraph in the section entitled “Principal Investment Strategy”:

The Portfolio’s investments ~~invests primarily~~ in equity securities~~, such as~~ are primarily in common or preferred stocks, but its equity investments also may include securities convertible into or exchangeable for equity securities (including warrants and rights) and depositary receipts.  The Portfolio invests primarily in companies whose securities are traded ~~which are listed~~ on U.S. exchanges or in the over-the-counter market.

11.                               Staff Comment:  The Staff inquired whether the Portfolio has the ability to invest in private equity securities, and asked whether this was a principal strategy of the Portfolio.  The Staff requested that if the Portfolio could invest in private equity securities, the Portfolio consider what disclosure was appropriate, and provide a description and risk disclosure.  Additionally, the Portfolio should respond supplementally noting the percentage of assets currently invested in private equity securities, and what percentage of assets the Portfolio proposes to invest in private equity securities in the future.

Response:  We consider investment in private equity securities to be a principal investment strategy of the Portfolio.  We note that the fourth paragraph in the section entitled “Principal Investment Strategy” states that “The Portfolio can also invest in private equity investments, which are securities for which there is no readily available market.”  We note that liquidity risk related to private equity investments is disclosed as a principal risk of the Portfolio in the section entitled “Principal Risks” and that the second sentence in the paragraph in the section entitled “Principal Investment Strategies and Related Risks—Illiquid and Restricted Securities states that the Portfolio may invest up to 15% of its assets in illiquid securities.  Please see the response to Staff Comment No. 14 below.

As of February 28, 2017, 8.71% of the Portfolio’s assets were invested in private equity securities.  Management does not intend to invest additional Portfolio assets in private equity securities.

12.                               Staff Comment:    Please specify under what circumstances the Portfolio sells stocks.  Please include this disclosure in the Item 4 Information.

Response:  The following paragraph will be added following the third paragraph in the section entitled “Principal Investment Strategy” in the Amendment:

The Portfolio’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.  As a result of this disciplined investment process, each Portfolio may engage in active trading of portfolio securities.

Principal Risks (page 3)

13.                               Staff Comment:   The Staff noted that the risk section begins with an entry entitled “Equity Securities Risk” that states that the money invested in the Portfolio could be lost.  The Staff noted that the loss of a shareholder’s investment could result from investments other than equity securities, and suggested that we consider including this language in an introductory paragraph to the risk section.

Response:  The following sentences will be added to the beginning of the last paragraph in the section entitled “Principal Risks” in the Amendment:

An investment in the Portfolio involves risks.  The Portfolio’s share price may go down, which means you could lose money.

14.                               Staff Comment:   The Staff noted that the section entitled “Principal Risks” includes a paragraph entitled “Liquidity Risk” regarding the risk of private equity investments.  The Staff suggested that we consider expanding this risk disclosure to note, for example, that private equity investments do not file with the SEC, and do not have boards of trustees, and that we rename this paragraph.

Response:  The paragraph will be replaced in the Amendment with the following:

•      Private Equity Securities Risk — the sale or transfer of private equity investments may be limited or prohibited by contract or law and such investments may be determined to be illiquid.  Private equity securities are generally fair valued as they are not traded frequently.  The Portfolio may be required to hold such positions for several years, if not longer, regardless of valuation, which may cause the Portfolio to be less liquid.

Performance (pages 3-4)

15.                               Staff Comment:  The Staff asked that we note that the performance does not include insurance contract fees, and that the performance would be lower if it did.  We noted that the introduction to the performance information states, “The performance numbers do not reflect fees, expenses, or charges that may be imposed by the separate accounts of life insurance companies or qualified pension or retirement plans. If they did, the performance numbers would be lower.”  The Staff requested that this language better align with the language used on the cover page of the Prospectus and the language used in the fee and expense table.

Response:  The language will be revised in the Amendment as noted in the response to Staff Comment No. 2 above.

Investment Objectives, Principal Investment Strategies and Related Risks (Page 6)

16.                               Staff Comment:  The Staff noted that the Prospectus states that the Portfolio “has adopted a policy to invest at least 80% of its assets in specified securities appropriate to its name.”  The Staff suggested that this language tie to the language in the Item 4 Information, and note whether this includes only domestic securities.

Response:  The language will be revised in the Amendment to conform to the language in the Item 4 Information.

17.                               Staff Comment:  The Staff noted that page 8 of the Prospectus included a paragraph entitled “Securities Ratings,” but noted that securities ratings was not a risk, and did not appear to apply to the Portfolio.  The Staff suggested that we rename the paragraph, and confirm that if the Portfolio invests in bonds, they conform to these guidelines.  The Staff noted that it was confusing to discern which risks applied to which portfolios.

Response:  We confirm supplementally that the Portfolio does not invest in bonds.  This section will be revised in the Amendment as noted in the response to Staff Comment No. 6 above.

18.                               Staff Comment:   The Staff inquired whether the Portfolio has the ability to invest in mortgage backed and asset backed securities, and asked whether this was a principal strategy of the Portfolio.  The Staff noted that this was not listed as a principal strategy of the Portfolio, and suggested that if the Portfolio did not make these investments, we make clear that this disclosure does not apply to the Portfolio.

Response:  We confirm supplementally that the Portfolio does not invest in mortgage backed and asset backed securities.  This section will be revised in the Amendment as noted in the response to Staff Comment No. 6 above.

19.                               Staff Comment:  The Staff noted that page 9 of the Prospectus included a paragraph entitled “Illiquid and Restricted Securities,” and suggested that we include a reference to private equity securities in this paragraph.

Response:  The paragraph will be revised in the Amendment to read as follows:

The Portfolio may invest in restricted securities (i.e., securities which are subject to legal or contractual restrictions on their resale), including restricted securities governed by Rule 144A under the Securities Act of 1933, as amended. A Portfolio may not invest more than 15% of its net assets in “illiquid” securities, which include certain restricted securities, including private equity securities, other securities for which there is no readily available market and repurchase agreements with maturities of greater than seven days; however, restricted securities that are determined by the Board of Trustees to be liquid are not subject to this limitation.

20.                               Staff Comment:  The Staff noted that page 9 of the Prospectus included a paragraph entitled “Other Applicable Risks,” and suggested that we modify this heading as it does not conform to the requirements of Form N-1A.

Response:  The heading will be revised in the Amendment to read as follows:  “Non-Principal Risks.”

Administrator (page 11)

21.                               Staff Comment:   The Staff requested that we confirm supplementally that the administration fee noted was reflected in the Portfolio’s fee and expense table.

Response:  We confirm that the administration fee is reflected in the Portfolio’s fee and expense table.

Shareholder Information — Purchasing and Redeeming Shares (page 13)

22.                               Staff Comment:  The Staff noted that the disclosure in the second paragraph was problematic because after stating that orders were received by the Portfolio or its designated agent, it said that all orders were subject to acceptance by the Portfolio or its Transfer Agent.  The disclosure at issue is as follows:

Shares of the Portfolio can be purchased or redeemed on any day the NYSE is open.  They will be processed at the NAV next calculated after the purchase or redemption request is received in good order by the Portfolio or its designated agent.  All orders for purchase of shares are subject to acceptance by the Portfolio or its Transfer Agent.  The Transfer Agent pays for redemptions within seven days after it accepts a redemption request.

The Staff requested that we explain the inconsistency, which does not comply with Rule 22c-1(a) under the Investment Company Act of 1940, as amended.

Response:  We note that while the Transfer Agent or its designated agent is responsible for determining whether trades are received in good order, from time to time the Transfer Agent or its designated agent has a question, and may ask the Portfolio to give direction as to whether to reject a purchase order.  The Portfolio retains the authority to reject purchases.  The language will be replaced in the Amendment with the following, which we do believe is consistent with Rule 22c-1(a):

Shares of the Portfolio can be purchased or redeemed on any day the NYSE is open.  Orders will be processed at the NAV next calculated after the purchase or redemption request is received in good order by the Transfer Agent or other agent appointed by the Distributor.  Ordinarily, the Portfolio will issue a redemption check within seven days after the Transfer Agent accepts a redemption request.  Payment may be postponed in cases where the SEC declares an emergency or normal trading is halted.  The Transfer Agent or the Portfolio may reject any purchase order.

Limitations on Excessive Trading (page 13)

23.                               Staff Comment:   The Staff asked whether the statement that the Portfolio invests predominantly in U.S.-traded, highly liquid securities was accurate considering that the Portfolio invests in private equity securities.

Response:  We confirm that the Portfolio invests predominantly in U.S.-traded, highly liquid securities.  At February 28, 2017, more than 90% of the Portfolio’s assets were invested in U.S.-traded, highly liquid securities.

Disclosure of Portfolio Holdings (page 14)

24.                               Staff Comment:   The Staff is concerned because they do not like selective disclosure of portfolio information.  The Prospectus states that certain information will be provided to shareholders who call to request it.  The Staff stated that requiring a phone call before providing disclosure makes the disclosure selective.  The Staff recommends that we post online any information provided to shareholders who requested information by telephone.

Response: We are restating our response to this comment from the correspondence we submitted to the SEC on behalf of The Alger Institutional Funds on July 27, 2016.

Investment Company Release 26287, dated December 11, 2003 (the “Release”) makes clear that the SEC’s mandate in amending Form N-1A was to make a fund’s practices with respect to disclosure of portfolio holdings clear, and to reinforce the fund’s and investment adviser’s obligations to prevent the misuse of material non-public information.   In 2003, the SEC proposed these new rules to prevent the “selective disclosure by some fund managers of their funds’ portfolio holdings in order to curry favor with large investors.”  The Release further states that the SEC does not want a fund’s disclosure policies to apply differently to different categories of investors, “including individual investors, institutional investors, intermediaries that distribute the fund’s shares, third-party service providers, and affiliated persons of the funds.

The policy stated in the Portfolio’s Prospectus was drafted with the Release’s guidance in mind. By disclosing in the Prospectus what information we provide, and offering to provide it, or other specifically requested information, to any shareholder who calls to request it, we are eliminating any advantage given to larger investors.  Our intent is to be anything but selective, because we are not making distinctions based on the level of investment.  Our understanding of the Release is that preference must not be given to larger investors in the provision of non-public information.  The selective nature of the disclosure that led to the adoption of the Release had less to do with the method of obtaining the information than a distinction in the access shareholders had to information based on asset levels

We believe that listing all the different types of information we have been asked to provide to shareholders, and offering to make that same information available to any shareholder who requests it (regardless of the nature of the shareholder or the level of the shareholder’s investment in the Fund) is the most transparent practice possible, and is not selective at all.

SAI

Investment Strategies and Policies — Certain Securities and Investment Techniques (page 1)

25.                               Staff Comment:   The Staff noted that Item 16 of Form N-1A requires disclosure regarding non-principal investment strategies and risks, and requested that we distinguish between the principal and non-principal investment strategies and risks.

Response:  The SAI will be revised in the Amendment to indicate that each Portfolio’s principal investment strategies and risks are listed in its summary prospectus, and that the SAI includes disclosure regarding both principal and non-principal investment strategies and risks.

26.                               Staff Comment:   The Staff requested that we confirm supplementally that all expenses related to investing in short sales are reflected in the Portfolio’s fee and expense table.

Response:  We confirm that all expenses related to investing in short sales are reflected in the Portfolio’s fee and expense table.

Investment Restrictions (page 13)

27.                               Staff Comment:   The Staff noted that the Portfolio can borrow.  Please note what the Portfolio would do if it reached its borrowing limit.  Section18f-1 of the 1940 Act requires that a fund that reaches its borrowing limit take action to reduce its borrowing within three days.  Please add this requirement to the Portfolio’s enumerated policies or in the borrowing disclosure in the SAI.

Response:  The requested disclosure will be added in the Amendment as follows:

Except in the case of the percentage limitation set forth in Investment Restriction No. 1 and as may be stated otherwise, the percentage limitations contained in the foregoing restrictions and in the Portfolios’ other investment policies apply at the time of the purchase of the securities and a later increase or decrease in percentage resulting from a change in the values of the securities or in the amount of the Portfolio’s assets will not constitute a violation of the restriction.  With respect to the percentage limitation set forth in Investment Restriction No. 1, however, if borrowings exceed 33 1/3% of the value of the Portfolio’s total assets as a result of a change in values or assets, the Portfolio must take steps to reduce such borrowings within three days (not including Sundays and holidays) thereafter at least to the extent of such excess.

28.                               Staff Comment:  The Staff noted that advisory, administration and custodian fees were provided for the fiscal years ended October 31, 2013, 2014, and 2015.  The Staff noted that 2016 numbers should be included.

Response:  The Portfolio and the other series of the Trust are in the midst of completing their annual shareholder reports.  The updated information will be included in the Amendment, which will also serve as the annual update for the Portfolio and the other series of the Trust.

29.                               Staff Comment:   The Staff requested that we file a response as correspondence via EDGAR, responding to the comments we received regarding the Portfolio, at least two days before filing the Amendment.

Response:  We are filing this response letter via EDGAR, responding to the comments we received on March 23, 2017.

Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8833 or lmoss@alger.com.  We would be happy to incorporate any additional comments before we file the Amendment

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Hal Liebes, Esq.
Christopher Ullman, Esq.